Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 18, 2006

Messina Minerals Inc. ("MMI") is exploring for base metal massive sulphide deposits within Messina's Tulks South Property located in central Newfoundland, Canada. Messina has extensive mineral land holdings in central Newfoundland now totaling 306 square kilometers encompassing three prospects with historically reported inferred resources of zinc-lead-copper-silver-gold mineralization in addition to Messina's two massive sulphide discoveries at the Boomerang and Domino prospects where drilling is ongoing.

Results reported here are from reconnaissance surface exploration programs which have identified significant new exploration targets, and which highlight the continuing prospectivity and potential of the Company's mineral land holdings overall.

HIGHLIGHTS

Tulks South Property

- Recognition of a 10 kilometer long sub-belt of iron formation alteration which hosts massive sulphide mineralization along a 3 kilometer length, adjacent to and paralleling the Boomerang/Domino massive sulphide trend.

- Discovery of two new massive sulphide outcrops and numerous locally derived massive sulphide boulders along the sub-belt.

- Discovery of a record 460 tonne boulder of massive sulphides; believed to be the largest ever found in the province of Newfoundland and Labrador. Two grab samples assayed 0.6% and 3.6% copper.

Victoria Mine Property

- Discovery of a locally derived boulder of massive sulphides assaying 11.3% copper on the Victoria Mine property.

CURVE POND MASSIVE SULPHIDE HORIZON

Prior to this news release, one zone of massive sulphides at the Curve Pond showing had been discovered. Messina has found new mineralization that suggests the Curve Pond showing is part of a highly prospective 10 kilometer horizon of iron-formation which hosts massive sulphide mineralization now discovered along a 4 kilometer length, as described below. The existence of extensive iron formation in association with massive sulphides is a hallmark of very large massive sulphide deposits elsewhere in the world and particularly of the many large deposits of the Bathurst mining camp in New Brunswick.

Historically, the Curve Pond showing is a 4 meter thick outcrop of pyritic massive sulphide that contains a 10 cm band of zinc-rich sulphides which has historically assayed 26.2% zinc and 1.2% lead from grab samples. The massive sulphides were known to be contained by iron-rich sediment.

Messina's prospectors have discovered a new zone of outcropping massive sulphides at the Spur Road showing. Backhoe trenching has uncovered a 1.2 meter wide zone of massive sulphide with associated chert and iron formation along a 20 meter strike length. Six grab samples collected prior to trenching which fully exposed the mineralization assayed between 0.7 to 1.5 g/t gold and between 38 and 71 g/t silver with geochemically anomalous base metals. These samples were collected from chert containing 20% pyrite adjacent to the massive sulphide mineralization found by trenching.

The elevated gold and silver results are important positive exploration indicators in addition to their economic importance. Photos of Spur Road mineralization are available on Messina's website http://www.messinaminerals.com/s/Boomerang.asp. The Spur Road showing is located 3 kilometers south of the Boomerang/Domino zinc discoveries and 3 kilometers southwest along strike from the Curve Pond showing.

A second discovery of outcropping pyritic massive sulphide associated with magnetite-chlorite iron formation has been exposed by hand trenching over a 6 meter length. This exposure is located 500 meters southwest along strike from the Curve Pond showing and 2.5 kilometers northeast from the Spur Road showing.

Mapping has identified iron formation over a 10 kilometer length. The specific types of oxide and silicate iron formation found include chert (especially at Spur Road showing), black chlorite-iron carbonate sediment, magnetite-chlorite sediment, and massive hematitic sediment in addition to massive sulphide.

Geologically the environment is interpreted to be closely similar to that in the Bathurst mining camp, New Brunswick where all of the specific types of iron formation identified by Messina are spatially associated with the largest massive sulphide deposits in the camp including Brunswick 12 (120+ million tonnes) and Brunswick 6 (12+ million tonnes).

A gravity survey and B-horizon soil survey was begun immediately upon recognition of the Curve Pond type mineralization as an important regional horizon. These surveys are nearing completion and are intended to provide

additional targets for drilling. At least a limited drill program will test the targets along the Curve Pond horizon in 2006; the scope of the Curve Pond program will be determined by results from ongoing drilling outlining resources at Boomerang, Domino, and Tulks East.

RECORD SIZE BOULDER FIND

Messina's prospectors have located a boulder of massive sulphides believed to be the largest ever found in the province of Newfoundland and Labrador. The boulder, which has been trenched to determine its true extent, measures 6.8 m by 4.1 m by a minimum 4.1 m and weighs approximately 460 tonnes; a record size. Two grab samples from this mineralization yielded assays of 3.6% and 0.6% copper, with 12.3 g/t and 4.1 g/t silver respectively. The boulder is rounded and has been glacially transported. Photos of the record boulder are available on Messina's website
http://www.messinaminerals.com/s/PhotoGallery.asp.
The find is significant because the boulder is interpreted to be derived from an undiscovered source of massive sulphide mineralization.

VICTORIA MINE PROPERTY

Prospectors have found a locally derived angular 0.5 meter size boulder of massive sulphide on Messina's Victoria Mine property acquired by staking earlier this year. The property is located 35 kilometers northeast of the Tulks South Property which hosts the Boomerang and Domino prospects. One sample was collected from the boulder which assayed 11.3% copper with 24 g/t silver. Outcrops in the vicinity are extensively altered and pyritic and prospective for massive sulphides.

DIAMOND DRILLING UPDATE

Drilling has been ongoing with four rigs in service. Following the last release of Domino results, the Domino drill was moved to Boomerang to accelerate the program there. Boomerang now has three rigs testing the west, near surface, and east extents. Results are expected within 10 days.

One drill, capable of deep drilling, is operating at Tulks East testing the A-Zone. Four holes have now been completed. Assay results will be released when they are received; however the timeline is longer as Boomerang testing and assaying takes priority at this time.

Kerry Sparkes, Vice President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 18, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 18, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 18th day of September, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE
September 18, 2006

Messina Minerals Inc. ("MMI") is exploring for base metal massive sulphide deposits within Messina's Tulks South Property located in central Newfoundland, Canada. Messina has extensive mineral land holdings in central Newfoundland now totaling 306 square kilometers encompassing three prospects with historically reported inferred resources of zinc-lead-copper-silver-gold mineralization in addition to Messina's two massive sulphide discoveries at the Boomerang and Domino prospects where drilling is ongoing.

Results reported here are from reconnaissance surface exploration programs which have identified significant new exploration targets, and which highlight the continuing prospectivity and potential of the Company's mineral land holdings overall.

HIGHLIGHTS

Tulks South Property

- Recognition of a 10 kilometer long sub-belt of iron formation alteration which hosts massive sulphide mineralization along a 3 kilometer length, adjacent to and paralleling the Boomerang/Domino massive sulphide trend.
- Discovery of two new massive sulphide outcrops and numerous locally derived massive sulphide boulders along the sub-belt.
- Discovery of a record 460 tonne boulder of massive sulphides; believed to be the largest ever found in the province of Newfoundland and Labrador. Two grab samples assayed 0.6% and 3.6% copper.

Victoria Mine Property

- Discovery of a locally derived boulder of massive sulphides assaying 11.3% copper on the Victoria Mine property.

CURVE POND MASSIVE SULPHIDE HORIZON

Prior to this news release, one zone of massive sulphides at the Curve Pond showing had been discovered. Messina has found new mineralization that suggests the Curve Pond showing is part of a highly prospective 10 kilometer horizon of iron-formation which hosts massive sulphide mineralization now discovered along a 4 kilometer length, as described below. The existence of extensive iron formation in association with massive sulphides is a hallmark of very large massive sulphide deposits elsewhere in the world and particularly of the many large deposits of the Bathurst mining camp in New Brunswick.

Historically, the Curve Pond showing is a 4 meter thick outcrop of pyritic massive sulphide that contains a 10 cm band of zinc-rich sulphides which has historically assayed 26.2% zinc and 1.2% lead from grab samples. The massive sulphides were known to be contained by iron-rich sediment.

Messina's prospectors have discovered a new zone of outcropping massive sulphides at the Spur Road showing. Backhoe trenching has uncovered a 1.2 meter wide zone of massive sulphide with associated chert and iron formation along a 20 meter strike length. Six grab samples collected prior to trenching which fully exposed the mineralization assayed between 0.7 to 1.5 g/t gold and between 38 and 71 g/t silver with geochemically anomalous base metals. These samples were collected from chert containing 20% pyrite adjacent to the massive sulphide mineralization found by trenching.

The elevated gold and silver results are important positive exploration indicators in addition to their economic importance. Photos of Spur Road mineralization are available on Messina's website http://www.messinaminerals.com/s/Boomerang.asp. The Spur Road showing is located 3 kilometers south of the Boomerang/Domino zinc discoveries and 3 kilometers southwest along strike from the Curve Pond showing.

A second discovery of outcropping pyritic massive sulphide associated with magnetite-chlorite iron formation has been exposed by hand trenching over a 6 meter length. This exposure is located 500 meters southwest along strike from the Curve Pond showing and 2.5 kilometers northeast from the Spur Road showing.

Mapping has identified iron formation over a 10 kilometer length. The specific types of oxide and silicate iron formation found include chert (especially at Spur Road showing), black chlorite-iron carbonate sediment, magnetite-chlorite sediment, and massive hematitic sediment in addition to massive sulphide.

Geologically the environment is interpreted to be closely similar to that in the Bathurst mining camp, New Brunswick where all of the specific types of iron formation identified by Messina are spatially associated with the largest massive sulphide deposits in the camp including Brunswick 12 (120+ million tonnes) and Brunswick 6 (12+ million tonnes).

A gravity survey and B-horizon soil survey was begun immediately upon recognition of the Curve Pond type mineralization as an important regional horizon. These surveys are nearing completion and are intended to provide additional targets for drilling. At least a limited drill program will test the targets along the Curve Pond horizon in 2006; the scope of the Curve Pond program will be determined by results from ongoing drilling outlining resources at Boomerang, Domino, and Tulks East.

RECORD SIZE BOULDER FIND

Messina's prospectors have located a boulder of massive sulphides believed to be the largest ever found in the province of Newfoundland and Labrador. The boulder, which has been trenched to determine its true extent, measures 6.8 m by 4.1 m by a minimum 4.1 m and weighs approximately 460 tonnes; a record size. Two grab samples from this mineralization yielded assays of 3.6% and 0.6% copper, with 12.3 g/t and 4.1 g/t silver respectively. The boulder is rounded and has been glacially transported. Photos of the record boulder are available on Messina's website
http://www.messinaminerals.com/s/PhotoGallery.asp.
The find is significant because the boulder is interpreted to be derived from an undiscovered source of massive sulphide mineralization.

VICTORIA MINE PROPERTY

Prospectors have found a locally derived angular 0.5 meter size boulder of massive sulphide on Messina's Victoria Mine property acquired by staking earlier this year. The property is located 35 kilometers northeast of the Tulks South Property which hosts the Boomerang and Domino prospects. One sample was collected from the boulder which assayed 11.3% copper with 24 g/t silver. Outcrops in the vicinity are extensively altered and pyritic and prospective for massive sulphides.

DIAMOND DRILLING UPDATE

Drilling has been ongoing with four rigs in service. Following the last release of Domino results, the Domino drill was moved to Boomerang to accelerate the program there. Boomerang now has three rigs testing the west, near surface, and east extents. Results are expected within 10 days.

One drill, capable of deep drilling, is operating at Tulks East testing the A-Zone. Four holes have now been completed. Assay results will be released when they are received; however the timeline is longer as Boomerang testing and assaying takes priority at this time.

Kerry Sparkes, Vice President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President